Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

BETWEEN CLWM AND CHONGQING TRUST

On 19 December 2017, the Board resolved that CLWM, an indirect non-wholly owned subsidiary of the Company, will enter into the Framework Agreement with Chongqing Trust, pursuant to which CLWM and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products, asset management services and advisory services. CLWM and Chongqing Trust will enter into the Framework Agreement by 31 December 2017.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the Framework Agreement are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

On 19 December 2017, the Board resolved that CLWM, an indirect non-wholly owned subsidiary of the Company, will enter into the Framework Agreement with Chongqing Trust, pursuant to which CLWM and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products, asset management services and advisory services. CLWM and Chongqing Trust will enter into the Framework Agreement by 31 December 2017.

PRINCIPAL TERMS OF THE FRAMEWORK AGREEMENT

Parties

CLWM

Chongqing Trust

Scope of Transactions

Under the Framework Agreement, CLWM and Chongqing Trust will conduct certain daily transactions, including:

(a)

subscription of trust products: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLWM, CLWM will subscribe for the trust products issued by Chongqing Trust with its own funds or the funds under the asset management products managed by it according to its needs of asset allocation, and Chongqing Trust will receive the trustee’s remuneration from the trust assets under the trust products.

(b)

asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of Chongqing Trust, Chongqing Trust will subscribe for the asset management products, in respect of which CLWM acts as the manager, with its own funds or the funds under its management according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by Chongqing Trust or its trustor in its capacity as the subscriber, and CLWM will charge Chongqing Trust or its trustor a management fee for serving as the product manager.

(c)

advisory services: CLWM or Chongqing Trust will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in its capacity as an investment advisor, financial advisor or supervisor for the other party, the trust products and asset management products managed by the other party, and the trust products and asset management products invested by the other party with its own funds or the funds under its management.

(d)

other daily transactions permitted by laws and regulations, including but not limited to, mutual provision of services such as labour services and information system services, and other daily transactions permitted by laws and regulations.

Pricing and Payment

Pricing of the transactions under the Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription of trust products: at the time of CLWM’s subscription of the trust product, CLWM shall pay to Chongqing Trust the subscription amount. When the trust product expires, Chongqing Trust shall distribute the trust principal and benefits to CLWM in accordance with the provisions of the trust contract, and receive the trustee’s remuneration from the trust assets.

(b)

asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will not exceed 1% during the term of the Framework Agreement.

(c)

advisory services: the specific rate of advisory fee and the payment method for each transaction shall be determined by the parties after considering the market environment, scope of services and workload, and shall be stipulated in the specific advisory agreements to be entered into between the parties. The rate of advisory fee shall not deviate from the market rate, and it is anticipated that such rate will be no less than 0.1% and no more than 0.5% during the term of the Framework Agreement.

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made in the manner stipulated in the specific agreements to be entered into between the parties.

Term

Upon execution by the parties, the Framework Agreement shall have a term from 1 January 2018 to 31 December 2019. During the term of the Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Framework Agreement.

ANNUAL CAPS

There was no historical transaction between CLWM and Chongqing Trust with a similar nature. The Company estimates that the annual caps for the transactions under the Framework Agreement for the two years ending 31 December 2019 will be as follows:

	RMB in hundred million
	For the year ending 31 December 2018	For the year ending 31 December 2019
Amount of subscription by CLWM and the asset management products managed by it of the trust products issued by Chongqing Trust Note	100	100

Management fee for asset management services payable to CLWM by Chongqing Trust and the trust products issued by it	1.5	1.5

Advisory fee for advisory services	1.5	1.5

Fees for other daily transactions	1	1

Note:

It includes the trustee’s remuneration to be received by Chongqing Trust from the trust assets. For the two years ending 31 December 2019, the trustee’s remuneration to be received by Chongqing Trust from the trust assets is expected to be no more than RMB150 million per year.

In determining the annual caps on the amount of subscription of trust products, the parties have taken into account the factors such as the type and amount of trust products expected to be issued by Chongqing Trust, the estimated demands of CLWM and the asset management products managed by it for trust products, and the expected development of the domestic insurance industry and the domestic trust market.

In determining the annual caps on the management fee for the asset management services, the parties have taken into account the size of asset management products expected to be purchased by Chongqing Trust and the trust products issued by it, and the rate of management fee in relation thereto.

In determining the annual caps on the advisory fee for the advisory services, the parties have taken into account the factors such as the pricing standard of similar transactions in the domestic market, the scope of professional services and workload, as well as the market environment.

In determining the annual caps on the fees for other daily transactions, the parties have taken into account the factors such as the total number of employees of each party, the demand for human resources services and information system services, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription of Trust Products

It is expected that CLWM and the asset management products managed by it will obtain investment returns through the subscription of trust products. The expected rate of return of trust products will be set forth in the trust contracts. It shall be determined mainly based on the investment returns from the management and operation of the trust assets, less any taxes and levies to be borne by the trust assets. The rate of return of trust assets shall be determined mainly based on the prevailing benchmark interest rate for loans with the same term as published by the People’s Bank of China, having taken into account the factors such as the credit risk premium and liquidity risk premium associated with the investment of trust assets, as well as the supply and demand of market funds. The principles and formula for the calculation of trust benefits, together with the timing and order of priority for the distribution of trust principal and benefits, will be specified in the relevant trust contract and prospectus of the trust product, and equally apply to all beneficiaries of the same type under the same trust product. The trustee’s remuneration shall be paid to Chongqing Trust out of the trust assets, and its fee rate shall be determined after considering the market environment, management method, workload and rates of similar products in the market. The trustee’s remuneration will be stipulated in the specific trust contract and equally apply to all subscribers of the same trust product.

Asset Management Services

In determining the management fee for the asset management services under the Framework Agreement, CLWM will determine the thresholds for the fee rates of various asset management products in accordance with the requirements on the percentage of provision for risk capital for the asset management plans with different investment targets as set out in the “Tentative Provisions for the Administration of the Risk Control Metrics of Specific Client Asset Management Subsidiaries of Fund Management Companies” issued by the CSRC in December 2016. On such basis and after taking into consideration the factors including market environment, management method and workload, the parties will determine the rate of management fee for a particular asset management product, and such rate shall not deviate from the market rate. In determining the market rate, CLWM will make reference to the fee rates of asset management products of a similar type in the market within one year. In the meanwhile, CLWM maintains close contacts with comparable companies, keeping abreast of the latest fee rates charged by comparable companies.

Advisory Services and Other Daily Transactions

In determining the prices for the advisory services and other daily transactions contemplated under the Framework Agreement, the business departments of the Group usually obtain two or more reference prices from various independent companies offering/purchasing identical or similar services. Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments. The business departments will generally conduct periodic checking once a year to ascertain from time to time whether the terms of the transactions under the Framework Agreement are comparable to those of the relevant transactions entered into between the Group and independent third parties and to those of the relevant transactions in the market. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions under the Framework Agreement will be no less favourable than those entered into between the Group and independent third parties.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS UNDER THE FRAMEWORK AGREEMENT

The investment by CLWM in the trust products issued by Chongqing Trust will be conducive to CLWM’s expansion of its investment channels and the development of the Group’s investment business, thus achieving better investment returns for the shareholders of the Company. The provision of asset management services by CLWM to Chongqing Trust will diversify the investor portfolio of CLWM, and increase the scale of assets under management by CLWM, which will in turn increase the management fee income of CLWM. The advisory services conducted between CLWM and Chongqing Trust will help enhance the comprehensive investment management capability of the parties, push forward the innovation of business models and exert the strength and characteristics of the parties.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the Framework Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the Framework Agreement are fair and reasonable.

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or CLP&C, and have abstained from voting on the Board resolution to approve the transactions under the Framework Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC, and is therefore a connected person of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules. As such, the transactions under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the annual caps of the transactions under the Framework Agreement are more than 0.1% but less than 5%, the transactions under the Framework Agreement are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

CLWM was established in November 2014 with a registered capital of RMB200 million. Its business scope includes the provision of asset management services for specific clients, and other businesses permitted by the CSRC.

The predecessor of Chongqing Trust is Chongqing International Trust Investment Co., Ltd. ( ), which was approved by the People’s Bank of China for its establishment in October 1984. In September 2015, it was renamed as Chongqing International Trust Inc. with a registered capital of RMB12,800 million. Chongqing Trust has 5 shareholders in total, of which Chongqing Guoxin Investment Holding Co., Ltd. ( ) is the largest shareholder with a shareholding of 66.99%, and China Life Investment Holding Company Limited ( ), a wholly-owned subsidiary of CLIC, is the second largest shareholder with a shareholding of 26.04%. The principal business activities of Chongqing Trust include trust business, investment banking business, inherent business, fund business and other businesses approved by the China Banking Regulatory Commission.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“Chongqing Trust”	(Chongqing International Trust Inc.), a joint stock limited liability company established under the laws of the PRC

“CIRC”	China Insurance Regulatory Commission

“CLIC”

(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”

(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“CLWM”	(China Life Wealth Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions ( )to be entered into between CLWM and Chongqing Trust

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 December 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie